HOTCHKIS AND WILEY FUNDS
WRITTEN INSTRUMENT AMENDING THE
AGREEMENT AND DECLARATION OF TRUST

The undersigned, being a majority of the trustees of the Hotchkis and Wiley Funds (the “Trust”), a Delaware statutory trust organized pursuant to an Agreement and Declaration of Trust dated July 23, 2001 (the “Declaration of Trust”), pursuant to Article VIII, Section 4 of the Declaration of Trust, do hereby amend Article VII of the Declaration of Trust by adding Section 10 as follows:

Section 10.   Forum for Adjudication of Disputes.  Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer or other employee of the Trust to the Trust or the Trust’s Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Act or this Agreement and Declaration of Trust or the By-Laws, (iv) any action to interpret, apply, enforce or determine the validity of this Declaration of Trust or the By-Laws or (v) any action asserting a claim governed by the internal affairs doctrine shall be the U.S. District Court for the District of Delaware or the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware (each, a “Covered Action”).  Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Trust shall be (a) deemed to have notice of and consented to the provisions of this Section 10, and (b) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 10.
If any Covered Action is filed in a court other than the U.S. District Court for the District of Delaware or the Court of Chancery of the State of Delaware or the Superior Court of the State of Delaware (a “Foreign Action”) in the name of any Shareholder, such Shareholder shall be deemed to have consented to (i) the personal jurisdiction of the U.S. District Court for the District of Delaware or the Court of Chancery of the State of Delaware and the Superior Court of the State of Delaware in connection with any action brought in any such courts to enforce the first paragraph of this Section 10 (an “Enforcement Action”) and (ii) having service of process made upon such Shareholder in any such Enforcement Action by service upon such Shareholder’s counsel in the Foreign Action as agent for such Shareholder.

If any provision or provisions of this Section 10 shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 10 (including, without limitation, each portion of any sentence of this Section 10 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.
IN WITNESS WHEREOF, the undersigned have as of August 16, 2016 signed these presents, in one or more counterparts, each of which shall be deemed an original but all of which together constitute one and the same document.

/s/ Randall H. Breitenbach Randall H. Breitenbach	/s/ Robert Fitzgerald Robert Fitzgerald
/s/ Robert L. Burch III Robert L. Burch III	/s/ John A.G. Gavin John A.G. Gavin
/s/ George H. Davis, Jr. George H. Davis, Jr.	/s/ Donald Morrison, Ph.D. Donald Morrison, Ph.D.
/s/ Alejandra C. Edwards, Ph.D. Alejandra C. Edwards, Ph.D.
/s/ Marcy Elkind, Ph.D. Marcy Elkind, Ph.D.